EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Nine Month Periods Ended July 29, 2011 and July 30, 2010

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	July 29, 2011	July 30, 2010	July 29, 2011	July 30, 2010

Net Sales	$409,512	$378,349	$1,215,588	$1,096,151
Gross Margin	143,539	128,955	436,608	358,262

Net Earnings from Continuing Operations Attributable to Esterline	$37,741	$39,253	$113,675	$80,748
Net Earnings from Discontinued Operations Attributable to Esterline	(46)	605	(75)	1,483

Net Earnings Attributable to Esterline	$37,695	$39,858	$113,600	$82,231

Basic

Weighted Average Number of Shares Outstanding	30,579	30,043	30,475	29,913

Earnings Per Share Attributable to Esterline – Basic:
Continuing Operations	$1.23	$1.31	$3.73	$2.70
Discontinued Operations	.00	.02	.00	.05

Earnings Per Share Attributable to Esterline – Basic	$1.23	$1.33	$3.73	$2.75

Diluted

Weighted Average Number of Shares Outstanding	30,579	30,043	30,475	29,913
Net Shares Assumed to be Issued for Stock Options	681	515	669	481

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	31,260	30,558	31,144	30,394

Earnings Per Share Attributable to Esterline – Diluted:
Continuing Operations	$1.21	$1.28	$3.65	$2.66
Discontinued Operations	.00	.02	.00	.05

Earnings Per Share Attributable to Esterline – Diluted	$1.21	$1.30	$3.65	$2.71